BlackRock's Opposition Statement and Bluebell Capital Partners' response

Item 6

Shareholder Proposal – Amend Bylaws to Require Independent Board Chair

Bluebell Capital Partners Limited, 2 Eaton Gate, London SW1W 9BJ, United Kingdom, beneficial owner of at least $25,000 worth of BlackRock common stock for at least one year, has advised us that it intends to introduce the following resolution:

> **Resolved:** Effective BlackRock AGM 2025, amend Art. IV (OFFICERS) Section 4.1 (Designation) of the Bylaws from current text *"…The Board of Directors of the Corporation, in its discretion, may also elect a Chairman of the Board of Directors (who must be a director)…"* to the proposed text: "…*The Board of Directors of the Corporation, shall elect a Chairman of the Board of Directors who must be an Independent Director (and if the Board determines that a Chairman who was independent when selected is no longer independent, the Board shall select a new Chairman who satisfies the requirements of the policy within a reasonable amount of time)…"*

Supporting Statement

The CEO of BlackRock is also the Chairman. The role of the CEO is to run the company. The role of the Board is to provide independent oversight of the CEO. Therefore, in general terms, there is an inherent conflict of interest for a CEO to act as her/his own oversight as Chair. Whilst each situation needs to be reviewed on a case-by-case basis, the lack of independent oversight within BlackRock's Board, can be evidenced by the numerous contradictions and inconsistencies between BlackRock's ESG strategy and its implementation.

The Board has consistently failed to:

1. **Recognize and address the growing risk of 'greenwashing', despite an inconsistent and contradictory approach to ESG investing.**

In the 10K report, BlackRock neglects to identify 'greenwashing' as a standalone risk category, despite its relevance, on account of BlackRock's continuous ESG claims and potential representations.

Notable examples of inconsistencies and contradictions include BlackRock's voting in support of companies' management in (i) increasing production of thermal coal; (ii) polluting the Mediterranean Sea shores with chemicals, to the point of inducing permanent changes to the local coastal landscape morphology; (iii) opposing shareholders owning ninety percent of the capital of a Swiss listed company, to appoint more than one director to the Board; (iv) supporting the CEO of an Italian defense company sentenced to jail for committing financial fraud; and (v) opposing a liability action against management of a systemic bank who committed accounting fraud. These examples are based on a small sample of companies where both BlackRock and Bluebell Capital Partners, or its affiliates, were invested in recent years. An exhaustive list might reveal a much longer list of ESG inconsistencies and contradictions.

2. **Promote and adopt the same corporate principles that BlackRock itself advocates in the companies it invests in, on behalf of its clients**.

BlackRock has an oversized Board with seventeen Directors, a joint CEO/Chair and an outgoing Lead Independent Director who has been on the Board for more than two decades. Additionally, key committees such as Risk and Audit are respectively chaired by a Non-Independent Director and a Director who has served on the Board for more than nine years.
To ensure adequate time for the Board to select an Independent Chair, the resolution should be phased in by BlackRock's AGM in 2025

The Board of Directors' Statement in Opposition

The Board has considered the proposal and believes that, for the reasons described below, the proposal is not in the best interests of BlackRock and our shareholders. As discussed in this Proxy Statement under *"Our Board Leadership Structure,"* the Board regularly reviews its leadership structure, and considers this to be a key component of fulfilling its fiduciary duties to our shareholders. Importantly, the Board has chosen to maintain flexibility in its leadership structure and has not mandated the separation of the Chairman and CEO roles.

BLUEBELL CAPITAL PARTNERS Response:
The very fact that the Board in reviewing the leadership structure does not detect any anomaly is the best demonstration of the lack of independent oversight within the board. Few of the anomalies to be addressed (more details in Bluebell Capital Partners presentation available on the website www.bluebellcp.com), include:

- *a governance framework where the presence of a Chair is considered optional;*
- *combined Chair and CEO role (Mr. Larry Fink) with a Lead Independent Director (Mr. Murry S. Gerber) on the Board for 24 years;*
- *inadequacies in the powers entrusted to the Lead Independent Director;*
- *a director (Ms. Susan Wagner) who is a co-founder of BlackRock and has an over three-decade business relationship with most of the members of the Global Executive Committee, deemed by the Board to be independent;*
- *infrequent review of the governance structure with the last update of BlackRock's "Lead Independent Director Guideline" on the 29 of September 2021.*

The list is not exhaustive, and reference is made to the aforementioned presentation available on www.bluebellcp.com for the complete list.

*

The Board determined once again this year that the service of Mr. Fink as both BlackRock's CEO and Chairman is the most appropriate and effective leadership structure for the Board and the Company at the present time. Mr. Fink has served as our Chairman and CEO since founding BlackRock in 1988, and he brings over 30 years of strategic leadership experience and an unparalleled knowledge of BlackRock's business, operations and risks. In his time as Chairman and CEO, BlackRock has delivered industry-leading growth and long-term financial returns for our shareholders, including 9,000% total return since our IPO. Under his leadership, BlackRock has gone through several transformative acquisitions, including the acquisitions of Merrill Lynch Investment Management (MLIM) and Barclays Global Investors (BGI). The acquisition of Global Infrastructure Partners announced earlier this year is expected to further evolve the firm, and we believe it will position the firm for success in the fast-growing infrastructure market.

BLUEBELL CAPITAL PARTNERS RESPONSE:
Bluebell Capital Partners proposal to separate CEO and Chair is not intended to be a vote of no-confidence in CEO Fink, but simply aims to address the lack of independent oversight by the Board. Furthermore, the motion looks to the future of BlackRock at the end of an era naturally coming to close (the current CEO, Mr. Fink, is 71 years old, and the Board has established a retirement age policy of 75 years for directors) and helps to prepare for Mr. Fink's succession. Finally, while acknowledging the undeniable contributions of Mr. Fink (CEO), Mr. Kapito (President), and Ms. Wagner ('Independent' Director) in co-founding BlackRock and achieving industry-leading growth with long-term financial returns for shareholders, the 9,097% total return delivered by BlackRock from the IPO to December 31st, 2023 (compared to 486% for the S&P) hides a story of two tales: the entire overperformance was generated from the IPO to 2009, when BlackRock acquired BGI, but for the last 15 years BlackRock has ceased to outperform the S&P 500 index. Mr. Fink may rightfully bask in the memories and celebrate his past successes, but shareholders, given the underwhelming results of the last fifteen years, must look forward:

The last myth on BLK over-performance: a story of two tales

Since IPO (30 September 1999), BlackRock claims to have delivered outstanding returns to shareholders vs S&P500, however the outperformance stopped with the BGI deal 15 years ago.





1. Source: 2024 BLK Investor letter, rebuilt with Bloomberg data in USD, assuming dividend re-investment in the stock, from IPO (30/09/1999) till 31/12/2023 - levels rebased to $100.
2. Source: Bloomberg data in USD, assuming dividend re-investment in the stock. From IPO (01/10/1999) till 12/06/2009 (BGI deal announcement) - rebased to $100.
3. Source: Bloomberg data in USD, assuming dividend re-investment in the stock. From 12/06/2009 (BGI deal announcement) till 31/12/2023 Rebased to BlackRock 12 June 2009 level of $1,378

BLUEBELL | CAPITAL PARTNERS

11

The proponent is an activist investor based in the United Kingdom. In this proposal and in other forums, the proponent has made multiple misguided, incorrect and contradictory criticisms of BlackRock that are rooted in its disagreement with proxy voting decisions made by BlackRock's Investment Stewardship team ("BIS") on behalf of the Company's clients. This includes instances where BIS did not support the proponent's campaigns as BIS did not consider doing so to be in the best long-term financial interests of our clients.

BLUEBELL CAPITAL PARTNERS RESPONSE:
The reality is that BIS is severely understaffed with a team of ~70 people handling 171,500+ voting decisions at the shareholders meeting of 14,100+ companies across 69 markets every year. Therefore, it is not surprising to see BlackRock voting in line with management recommendations most of the time, for years, in companies that ended up filing for Chapter 11 (i.e., SVB, Bed Bath & Beyond, Lordstown Motors Corp, Signature Bank - NB. Bluebell Capital Partners has never had any interest in these failed companies). BlackRock is simply not in the position to completely fulfil its stewardship responsibilities and the Board, due to its lack of independent oversight, has in our opinion failed to recognise it.

Separately, Bluebell Capital Partners, in its role as an asset manager, finds BlackRock as a shareholder (and a significant one) in almost all the companies it invests in, and is able to provide more colour on BlackRock's illogical voting such as (i) in a dual class share structure, voting in line with the controlling shareholder over-represented at board level; (ii) voting in favour of directors convicted to six years in prison for serious financial crimes; (iii) seeking the re-appointment to the board of a director serving as the Chair of the ESG Committee in a company responsible for one of the most severe environmental contaminations on the shores of the Mediterranean Sea (See more details in our presentation.)

The proponent also fails to consider that a one-size-fits-all approach to board leadership may not suit each company's circumstances. Leadership structures commonly vary: a leading 2023 Corporate Governance & Executive Compensation Survey, for example, states that, of the 100 largest U.S. public companies listed on the NYSE and Nasdaq (by market capitalization and revenue), over half (54 companies) have a combined CEO/Chair role. Moreover, at the 46 companies surveyed where the chair and CEO positions are separated, 14 chairs were not independent. Additionally, none of BlackRock's peer group companies (as listed on page 66 of this Proxy Statement) require the chairman of the board to be an independent director.

BLUEBELL CAPITAL PARTNERS RESPONSE:
Bluebell Capital Partners fully agree that each situation must be examined on a case-by-case basis.
For example, both BlackRock and JP Morgan are companies where the CEO also serves as Chairman, and both have a Lead Independent Director serving on the Board for over twenty years. However, in the case of JP Morgan (i) the presence of the Chair is mandatory; (ii) the Board of Directors, excluding the CEO, is composed solely of independent directors; (iii) the Board committees are formed and chaired exclusively by independent directors; (iv) all the independent directors do not have past relationships with the company's management; (v) the Lead Independent Director has the authority to convene the Board of Directors, approve its agenda, and lead discussions on performance evaluation, compensation, and CEO succession. None of the above elements of strong corporate governance apply to BlackRock.

In the case of BlackRock, independent oversight is carried out by the Board, of which the vast majority of directors are independent as defined by NYSE listing standards. This oversight is enhanced by the leadership of a Lead Independent Director, who is appointed by the independent directors of the Board, as well as by BlackRock's corporate governance policies and practices. These include regular meetings of independent directors in executive sessions and annual elections of directors, as well as shareholder protections such as the right to call special meetings and a proxy access right.

BLUEBELL CAPITAL PARTNERS RESPONSE:
As previously mentioned, BlackRock has a weak governance framework which is evidenced by a clear lack of independent oversight over management. For example, the contradictions and inconsistencies of BlackRock's ESG stance in their investing and voting decisions has resulted in the alienation of clients and the unreasonable politicization of the ESG debate, exposing BlackRock to huge (and in our view unnecessary) reputational risk. Additionally, the board failed to recognize and address the resulting 'greenwashing' risk: 'Greenwashing' is not even mentioned in BlackRock's 10K filing, unlike most of its US listed peers (such as Blackstone Inc., Invesco Ltd., KKR & Co. Inc., Raymond James Financial Inc., State Street Corporation, and TPG Inc.). BlackRock's Lead Independent Director, Mr. Murry Gerber, has been on the Board for 24 years, a tenure that in many jurisdictions would disqualify him from the presumption of independence. Mr. Gerber's role is also undermined by severely limited and ineffective powers – including the inability to convene the Board of Directors and lead discussions on performance evaluation, compensation, and CEO succession, as per best practices), another factor indicating a lack of independent oversight.

Unlike other shareholder proposals on this topic, which typically seek the adoption of a policy for an independent board chair, this proposal seeks a binding amendment to BlackRock's Bylaws. Accordingly, voting in favor of amending the Company's Bylaws to require separation of the Board Chair and CEO roles prevents the Board from exercising its discretion to make the best-informed decision on a leadership structure that serves the Company and its shareholders based on the relevant facts and circumstances from time to time. Therefore, the Board recommends that our shareholders vote **AGAINST** this proposal.

BLUEBELL CAPITAL PARTNERS RESPONSE:
Our proposal includes two related aspects: (i) the introduction of the obligation for the Board to appoint the Chair; and (ii) the additional condition that the Chair be independent.
Regarding point (i), the mandatory appointment of the Chair by the Board (currently discretionary) typically finds a place in the by-laws. This can be observed in the by-laws of many other companies (including most companies listed

by BlackRock as its own peers (American Express Co., Ameriprise Financial, Inc., the Bank of New York Mellon Co., the Charles Schwab Co., Northern Trust Co., and Visa Inc.).

Regarding point (ii), in a letter dated December 1st, 2023, BlackRock informed us that under the strict interpretation of Rule 14a-8 of the Securities Exchange Act of 1934, as amended, shareholder Bluebell Capital Partners would be allowed to submit only one proposal to the agenda of the shareholders' meeting.

Considering the above, the only available alternative for us to request the Chair to be independent was to combine points (i) and (ii) in a single resolution framed as a statutory amendment to Article IV (OFFICERS), Section 4.1 (Designation) of the by-laws.

The claim that our proposal to amend the by-laws would limit the company's flexibility is, however, instrumental.

This is because (i) the roles of CEO and Chair have never been separated and have always been performed by CEO Fink; (ii) once the by-laws are changed to include an independent Chair, nothing prevents the Board in the future from requesting, with reasoned justification, that the roles be re-combined if new conditions were to require so.

To expose the true nature of BlackRock's argument as entirely pretextual, on the 5th of April 2024, Bluebell Capital Partners has informed BlackRock (see Appendix 1) that it is prepared to withdraw our proposed to amend by-law, subject to the following condition: BlackRock must irrevocably commit to adopting a policy that mandates an independent board chair, effective BlackRock AGM 2025, with the announcement to be made to the market by April 15, 2024.

***

BLUEBELL | CAPITAL PARTNERS

TO THE KIND ATTENTION OF:
Mr. R. Andrew Dickson, III
Corporate Secretary
BlackRock, Inc.
50 Hudson Yard, New York, NY, 10001, USA

5th of April 2024

Dear Andrew,

Subject: AGM 2024 – Item 6 - Amend Bylaws to Require Independent Board Chair

Bluebell Capital Partners Limited ("**We**" or "**Bluebell Capital**") are writing to you in relation to our investment and/or economic interest in the common equity shares of BlackRock, Inc. ("**BlackRock**" or the "**Company**") held by the Bluebell Active Equity Master Fund ICAV, to which Bluebell Capital is the Investment Manager.

Thank you for all your help and interactions to date. As you know, Bluebell Capital has introduced the following resolution at BlackRock's AGM to be held on the 15th of May 2024 (Item 6):

Resolved: Effective BlackRock AGM 2025, amend Art. IV (OFFICERS) Section 4.1 (Designation) of the Bylaws from current text *"…The Board of Directors of the Corporation, in its discretion, may also elect a Chairman of the Board of Directors (who must be a director)…"* to the proposed text: *"…The Board of Directors of the Corporation, shall elect a Chairman of the Board of Directors who must be an Independent Director (and if the Board determines that a Chairman who was independent when selected is no longer independent, the Board shall select a new Chairman who satisfies the requirements of the policy within a reasonable amount of time)…"*

On the 4th of April, BlackRock issued a statement in opposition to our proposal saying*, inter alia,* the following: *"unlike other shareholder proposals on this topic, which typically seek the adoption of a policy for an independent board chair, this proposal seeks a binding amendment to BlackRock's Bylaws. Accordingly, voting in favor of amending the Company's Bylaws to require separation of the Board Chair and CEO roles prevents the Board from exercising its discretion to make the best-informed decision on a leadership structure that serves the Company and its shareholders based on the relevant facts and circumstances from time to time."* (BlackRock's Opposition Statement to Bluebell Capital Partners' propose item, 4th of April 2024).

We hereby inform you that Bluebell Capital is prepared to withdraw our proposal to amend the Bylaws (Item 6), **subject** to the following condition: BlackRock must irrevocably commit to adopting a policy – to be effective from BlackRock's AGM 2025 - that mandates an independent Board Chair, with an announcement to be made to the market by **April 15, 2024** to disclose it.

Yours sincerely,

Giuseppe Bivona   Marco Taricco
Partner, Co-CIO   Partner, Co-CIO

CC: David Platero, Portfolio Manager

Bluebell Capital Partners Limited
2 Eaton Gate, London SW1W 9BJ
Tel: +44 20 3826 0100